                              Legacy III C-Share

As filed with the Securities and Exchange Commission on June 1, 2000

                                                Registration No.: 811-08441

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [_]

                                AMENDMENT NO. 3                             [X]

              LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H
                          (Exact Name of Registrant)

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                        120 Madison Street, Suite 1700
                              Syracuse, NY 13202

--------------------------------------------------------------------------------
             (Address of Depositor's Principal Executive Offices)

      Depositor's Telephone Number, including Area Code:  (315) 428-8400

                              ROBERT O. SHEPPARD
                         120 Madison Street, Suite 1700
                           Syracuse, New York 13202

--------------------------------------------------------------------------------

                   (Name and Address of Agent for Service)

                                   Copy to:
                            Mary Jo Ardington, Esq.
                   Lincoln National Life Insurance Company
                              1300 S. Clinton St.
                             Fort Wayne, IN 46802

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING
As soon as practicable after the effective date of the Registration Statement.

     Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

American Legacy III C-Share
Lincoln Life & Annuity Variable Annuity Account H individual variable annuity contracts

Home Office:                             Servicing Office:
Lincoln Life & Annuity Company of New York
                                         P.O.Box 2348
120 Madison Street, Suite 1700           1300 South Clinton Street
Syracuse, NY 13202                       Fort Wayne, IN 46801
www.lincolnlife-ny.com

This Prospectus describes the individual flexible premium deferred variable annuity contract that is issued by Lincoln Life & Annuity Company of New York ("LNY"). It is primarily for use with nonqualified plans and retirement plans under Section 408 (IRAs) of the tax code. Qualified 403(b) contracts will only be issued for purchase payments that are either lump sum transfers or rollovers. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combi-nation of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit. In the alternative, you may choose to re-ceive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $25,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

You choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. If you put all your purchase payments into the fixed account, we guarantee your principal and a minimum interest rate. We limit withdrawals and transfers from the fixed side of the contract.

All purchase payments for benefits on a variable basis will be placed in Lin-coln Life & Annuity Variable Annuity Account H (variable annuity account [VAA]). The VAA is a segregated investment account of LNY. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract.

The available funds, listed below, are each part of American Funds Insurance Series (series) Class 2 Shares, also known as American Variable Insurance Se-ries:

Global Growth
Global Small Capitalization
Growth
International
New World
Growth-Income
Asset Allocation
Bond
High-Yield Bond
U.S. Government/AAA-Rated Securities
Cash Management

This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectus for the funds that is attached, and keep both pro-spectuses for reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You can obtain a current Statement of Additional Information (SAI), dated the same date as this Prospectus, about the contracts which has more information. Its terms are made part of this Prospectus. For a free copy, write: Lincoln Life & Annuity Company of New York, P.O. Box 2348, Fort Wayne, Indiana 46801, or call 1-800-942-5500. The SAI and other information about LNY and Account H are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.

      , 2000

Table of contents

                                             Page
-------------------------------------------------
Special terms                                  2
-------------------------------------------------
Expense tables                                 3
-------------------------------------------------
Summary                                        5
-------------------------------------------------
Condensed financial information                6
-------------------------------------------------
Investment results                             6
-------------------------------------------------
Financial statements                           6
-------------------------------------------------
Lincoln Life & Annuity Company of
New York                                       6
-------------------------------------------------
Fixed side of the contract                     6
-------------------------------------------------
Variable annuity account (VAA)                 6
-------------------------------------------------
Investments of the variable annuity account    7
-------------------------------------------------
Charges and other deductions                   9
-------------------------------------------------
The contract                                   9
-------------------------------------------------

                                                                    Page
------------------------------------------------------------------------
Annuity payouts                                                      13
------------------------------------------------------------------------
Federal tax matters                                                  14
------------------------------------------------------------------------
Voting rights                                                        18
------------------------------------------------------------------------
Distribution of the contracts                                        18
------------------------------------------------------------------------
Return privilege                                                     18
------------------------------------------------------------------------
State regulation                                                     18
------------------------------------------------------------------------
Records and reports                                                  18
------------------------------------------------------------------------
Other information                                                    19
------------------------------------------------------------------------
Statement of additional information table of contents for Variable
Annuity Account H American Legacy III C-Share                        20
------------------------------------------------------------------------

Special terms

(We have italicized the terms that have special meaning throughout the Pro-spectus.)
Account or variable annuity account (VAA) -- The segregated investment ac-count, Lincoln Life & Annuity Variable Annuity, Account H, into which LNY sets aside and invests the assets for the variable side of the contract offered in this Prospectus.
Accumulation unit -- A measure used to calculate contract value for the vari-able side of the contract before the annuity commencement date.
Annuitant or Joint Annuitant -- The person or persons on whose life the annu-ity benefit payments are based and upon whose death a death benefit may be paid.
Annuity commencement date -- The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.
Annuity payout -- An amount paid at regular intervals after the annuity com-mencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.
Annuity unit -- A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. Beneficiary -- The person or entity you choose to receive the death benefit that is paid if you die before the annuity commencement date.
Contingent annuitant -- The person who will become the annuitant upon the death of the annuitant.
Contractowner (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the owner is the annuitant.
Contract value -- At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the DCA fixed account of the contract.
Contract year -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.
DCA fixed account -- An account established to accept purchase payments or transfers of contract value, that may only be used for dollar cost averaging purposes. The DCA fixed account is part of the general account of LNY.
Death benefit -- The amount payable to your designated beneficiary if the owner dies before the annuity commencement date, or, if selected, to the owner if the annuitant dies.
Lincoln Life -- The Lincoln National Life Insurance Company.
LNY (we, us, our) -- Lincoln Life & Annuity Company of New York.
Purchase payments -- Amounts paid into the contract.
Series -- American Funds Insurance Series (series), the funds to which you di-rect purchase payments.
Subaccount or American Legacy III C-Share subaccount --The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.
Valuation date -- Each day the New York Stock Exchange (NYSE) is open for trading.
Valuation period -- The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valua-tion date) and ending at the close of such trading on the next valuation date.

Expense tables


Account H annual expenses for American Legacy III C-Share subaccounts:* (as a percentage of average account value):

                                                     Enhanced      Guarantee
                                                     Guaranteed    of
                                                     Minimum       Principal
                                                     Death Benefit Death
                                                     (EGMDB)       Benefit
Mortality and expense risk charge                        1.55%       1.45%
Administrative charge                                     .10%        .10%
                                                         -----       -----
Total annual charge for each American Legacy III C-
 Share subaccount                                        1.65%       1.55%

Estimated annual expenses for the funds as of December 31, 1999.
(as a percentage of each fund's average net assets):

                                 Management     12b-1     Other        Total
                                 fees       +   fees  +   expenses =   expenses
-------------------------------------------------------------------------------
 1. Global Growth                .68%           .25%      .03%          .96%
-------------------------------------------------------------------------------
 2. Global Small Capitalization  .78            .25       .03          1.06
-------------------------------------------------------------------------------
 3. Growth                       .38            .25       .01           .64
-------------------------------------------------------------------------------
 4. International                .55            .25       .05           .85
-------------------------------------------------------------------------------
 5. New World**                  .89            .25       .06          1.20
-------------------------------------------------------------------------------
 6. Growth-Income                .34            .25       .01           .60
-------------------------------------------------------------------------------
 7. Asset Allocation             .43            .25       .01           .69
-------------------------------------------------------------------------------
 8. Bond                         .51            .25       .02           .78
-------------------------------------------------------------------------------
 9. High-Yield Bond              .50            .25       .01           .76
-------------------------------------------------------------------------------
10. U.S. Govt./AAA-Rated
 Securities                      .51            .25       .01           .77
-------------------------------------------------------------------------------
11. Cash Management              .44            .25       .01           .70
-------------------------------------------------------------------------------

*The VAA is divided into separately-named subaccounts, eleven of which are available under the contracts. Each subaccount, in turn, invests purchase pay-ments in shares of a class of its respective fund.
**These expenses are annualized. The fund began operations on June 17, 1999.

Example
(expenses of the subaccounts and of the funds):

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                  1 year                           3 years
------------------------------------------------------------------------------------------
 1. Global Growth                                  $84                              $124
------------------------------------------------------------------------------------------
 2. Global Small Capitalization                     85                               127
------------------------------------------------------------------------------------------
 3. Growth                                          81                               114
------------------------------------------------------------------------------------------
 4. International                                   83                               120
------------------------------------------------------------------------------------------
 5. New World                                       86                               131
------------------------------------------------------------------------------------------
 6. Growth-Income                                   80                               113
------------------------------------------------------------------------------------------
 7. Asset Allocation                                81                               115
------------------------------------------------------------------------------------------
 8. Bond                                            82                               118
------------------------------------------------------------------------------------------
 9. High-Yield Bond                                 82                               118
------------------------------------------------------------------------------------------
10. U.S. Govt./AAA-Rated Securities                 82                               118
------------------------------------------------------------------------------------------
11. Cash Management                                 81                               116
------------------------------------------------------------------------------------------


We provide this example to help you understand the direct and indirect costs and expenses of the contract. The example assumes that an EGMDB is in effect. Without this benefit, expenses would be lower.

For more information, see Charges and other deductions in this Prospectus, and Management and Organization in the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. This example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary

What kind of contract am I buying? It is an individual annuity contract be-tween you and LNY. This Prospectus describes the variable side of the con-tract. See The contract.

What is the variable annuity account (VAA)? It is a separate account we estab-lished under New York insurance law, and registered with the SEC as a unit in-vestment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LNY may conduct. See Variable annuity account.

What are my investment choices? Based upon your instruction, the VAA applies your purchase payments to buy series shares in one or more of the investment funds of the series: Global Growth, Global Small Capitalization, Growth, In-ternational, New World, Growth-Income, Asset Allocation, Bond, High-Yield Bond, U.S. Government/AAA-Rated Securities and Cash Management. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the variable annuity account--Description of the series.

Who invests my money? The investment advisor for the series is Capital Re-search and Management Company (CRMC), Los Angeles, California. CRMC is regis-tered as an investment advisor with the SEC. See Investments of the variable annuity account--Investment advisor.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive retirement income payments, your accumulation units are converted to annuity units. Your retirement income payments will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The contract.

What charges do I pay under the contract? We will deduct any applicable pre-mium tax from purchase payments or contract value at the time the tax is in-curred or at another time we choose.

We apply an annual charge totaling 1.65% to the daily net asset value of the VAA. This charge includes 0.10% as an administrative charge and 1.55% as a mortality and expense risk charge. If the enhanced death benefit is not in ef-fect, the mortality and expense risk charge is 1.45%, for an annual charge to-taling 1.55%. See Charges and other deductions.

The series pays a management fee to CRMC based on the average daily net asset value of each fund. See Investments of the variable annuity account--Invest-ment advisor. Each fund also has a 12b-1 fee and additional operating ex-penses. These are described in the prospectus for the series.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The con-tract--Purchase payments.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving retirement income payments from your contract as a fixed option or variable option or a combination of both. See Annuity payouts--Annuity options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the secu-rities in the funds' portfolios.

What happens if I die before I annuitize? The enhanced death benefit, if in effect, will be paid to your beneficiary. If the enhanced death benefit is not in effect, your beneficiary will receive the guarantee of principal death ben-efit. Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit upon the death of the annuitant. See The contract--Death benefit before the annuity commencement date.

May I transfer contract value between variable options? Yes, with certain lim-its. See The contract--Transfers between subaccounts on or before the annuity commencement date and Transfers after the annuity commencement date.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. A portion of surrender/ withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surren-der or a withdrawal also may be subject to 20% withholding. See Federal tax matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing Office. You assume the risk of any market drop on purchase payments you allocate to the variable side of the con-tract. See Return privilege.

Condensed financial information for the variable annuity account

Because the subaccounts which are available under the contracts did not begin operation before the date of this Prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.

Investment results

At times, the VAA may compare its investment results to various unmanaged in-dices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. See the SAI for further informa-tion.

Financial statements

The statutory-basis financial statements of LNY are located in the Statement of Additional Information (SAI). No financial statements are included for the VAA because as of December 31, 1999, the account had not yet commenced opera-tions. If you would like a free copy of the SAI, complete and mail the en-closed card, or call 1-800-942-5500.

Lincoln Life & Annuity Company of New York

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life in-surance companies in the United States. Lincoln Life is owned by Lincoln Na-tional Corp. (LNC). LNC & Lincoln Life are both organized under Indiana law. LNC's primary businesses are insurance and financial services.

Fixed side of the contract

Purchase payments allocated to the DCA fixed account of the contract become part of LNY's general account, and do not participate in the investment expe-rience of the VAA. The general account is subject to regulation and supervi-sion by the New York Insurance Department.

In reliance on certain exemptions, exclusions and rules, LNY has not regis-tered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the Investment Company Act of 1940. Accordingly, neither the general ac-count nor any interests in it are regulated under the 1933 Act or the 1940 Act. LNY has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our gen-eral account and to the DCA fixed account under the contract. These disclo-sures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospec-tuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the DCA fixed account of the contract. Complete details regarding the DCA fixed account of the contract are in the contract.

Purchase payments allocated to the DCA fixed account of the contract are guar-anteed to be credited with a minimum interest rate, specified in the contract, of at least 3.0%. A purchase payment allocated to the DCA fixed account of the contract is credited with interest beginning on the next calendar day follow-ing the date of receipt if all data is complete. LNY may vary the way in which it credits interest to the DCA fixed account of the contract from time to time.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE IN LNY'S SOLE DIS-CRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

Variable annuity account (VAA)

On July 24, 1996, the VAA was established as an insurance company separate ac-count under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or LNY. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LNY. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by LNY in addition to the contracts described in this Prospectus. The other annuity contracts supported by the VAA invest in the same portfolios of the series as the con-tracts described in this Prospectus. These other annuity contracts may have different charges that could affect performance of the subaccount.

Investments of the variable annuity account

You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund of the se-ries. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The series is required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.

Investment advisor
The investment advisor for the series is Capital Research and Management Com-pany (CRMC), 333 South Hope Street, Los Angeles, California 90071. CRMC is one of the nation's largest and oldest investment management organizations. As compensation for its services to the series, the investment advisor receives a fee from the series which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under Purchase and Redemption of Shares, in the prospectus for the series.

With respect to the series, the advisor and/or distributor, or an affiliate thereof, may compensate LNY (or an affiliate) for administrative, distribu-tion, or other services. It is anticipated that such compensation will be based on assets of the particular series attributable to the contracts along with certain other variable contracts issued or administered by LNY (or an af-filiate).

Description of the series
The series was organized as a Massachusetts business trust in 1983 and is reg-istered as a diversified, open-end management investment company under the 1940 Act. Diversified means not owning too great a percentage of the securi-ties of any one company. An open-end company is one which, in this case, per-mits LNY to sell its shares back to the series when you make a withdrawal, surrender the contract or transfer from one fund to another. Management in-vestment company is the legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act.

The series has eleven separate portfolios of funds. Fund assets are segregated and a shareholder's interest is limited to those funds in which the share-holder owns shares. The series has adopted a plan pursuant to Rule 18f-3 under the 1940 Act to permit the series to establish a multiple class distribution system for all of its portfolios. The series' Board of Trustees may at any time establish additional funds or classes, which may or may not be available to the VAA.

Under the multi-class system adopted by the series, shares of each multi-class fund represent an equal pro rata interest in that fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, pow-ers, restrictions, limitations, qualifications and terms and conditions, ex-cept that: (1) each class has a different designation; (2) each class of shares bears its class expenses; (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement; and (4) each class has separate voting rights on any matter sub-mitted to shareholders in which the interests of one class differ from the in-terests of any other class. Expenses currently designated as class expenses by the series' Board of Trustees under the plan pursuant to Rule 18f-3 include, for example, service fees paid under a 12b-1 plan to cover servicing fees paid to dealers selling the contracts as well as related expenses incurred by LNY.

Each fund has two classes of shares, designated as Class 1 shares and Class 2 shares. Class 1 and 2 differ primarily in that Class 2 (but not Class 1) shares are subject to a 12b-1 plan. Only Class 2 shares are available under the contracts.

Certain funds offered as part of this contract have similar investment objec-tives and policies to other portfolios managed by the advisor. The investment results of the funds, however, may be higher or lower than the other portfo-lios that are managed by the advisor. There can be no assurance, and no repre-sentation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the ad-visor.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current prospectus for the series which is included in this booklet. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

1. Global Growth Fund--The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

2. Global Small Capitalization Fund--The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies lo-cated around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

3. Growth Fund--The fund seeks to make your investment grow by investing pri-marily in common stocks of companies that appear to offer superior opportu-nities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluc-tuations.

4. International Fund--The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital apprecia-tion through stocks. Investors in the fund should have a long-term perspec-tive and be able to tolerate potentially wide price fluctuations.

5. New World Fund--The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of high-yield, high-risk bonds, in these countries.

6. Growth-Income Fund--The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or divi-dends. The fund is designed for investors seeking both capital appreciation and income.

7. Asset Allocation Fund--The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capi-tal over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities matur-ing in one year or less).

8. Bond Fund--The fund seeks to maximize your level of current income and pre-serve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and cap-ital preservation over the long-term.

9. High-Yield Bond Fund--The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's In-vestors Services, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation.

10. U.S. Government/AAA-Rated Securities Fund--The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investor's Services, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.

11. Cash Management Fund--The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

Sale of fund shares
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to LNY, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When the series sells shares in any of its funds both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When the series sells shares in any of its funds to separate accounts of unaffiliated life insurance companies, it is said to engage in shared fund-ing.

The series currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various contractowners participating in a fund could conflict. The series' Board of Trustees will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the pro-spectus for the series.

Reinvestment of dividends and capital gain distributions
All dividend and capital gain distributions of the funds are automatically re-invested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, deletion or substitution of investments
We reserve the right, within the law, to make additions, deletions and substi-tutions for the series and/or
8
any funds within the series in which the VAA participates. We may substitute shares of other funds for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract. We cannot substitute shares of one fund for another without ap-proval by the SEC. We will also notify you.

Charges and other
deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our ad-ministrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing and automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calcula-tion and monitoring of daily subaccount values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone fund transfer services. The risks we assume include: the risk that annuitants receiving annuity payouts under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that death benefits paid under the EGMDB will exceed the actual contract value; and the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge.

Deductions from the VAA for American Legacy III C-Share
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.65% (1.55% for contracts without the EGMDB) of the daily net asset value. The charge consists of a 0.10% administrative charge and a 1.55% (1.45% for contracts without the EGMDB) mortality and expense risk charge.

Deductions for premium taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes gen-erally depend upon the law of your state of residence. The tax ranges from zero to 3.5%. Currently there is no premium tax levied for New York residents.

Other charges and deductions
There are deductions from and expenses paid out of the assets of the under-lying series that are more fully described in the prospectus for the series. Among these deductions and expenses are 12b-1 fees which reimburse LNY or its affiliate for certain expenses incurred in connection with certain administra-tive and distribution support services provided to the series.

Additional information
The administrative charge described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative ex-penses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower dis-tribution and administrative expenses may be the result of economies associ-ated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to de-posits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of administrative charges applicable to a particular contract will be stated in that contract.

The contract

Purchase of contract
The contract is available in New York. If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The com-pleted application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our le-gally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for process-ing a purchase order is received, an initial purchase payment will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is com-plete, the initial purchase payment must be priced within two business days.

Who can invest
To apply for a contract, you must be of legal age in New York where the con-tracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The contractowner, joint owner and annuitant cannot be older than age 89.

Purchase payments
Purchase payments are payable to us at a frequency and in an amount selected by you in the application. You may change the amount and/or frequency of pur-chase payments at any time. The minimum initial purchase payment is $25,000. For any contract issued to employees and registered representatives of any member of the selling group and their spouses and minor children, or to offi-cers, directors, trustees or bona-fide full-time employees and their spouses and minor children, of Lincoln Financial Group or The Capital Group, Inc. or their affiliated or managed companies (based upon the contractowner's status at the time the contract was purchased), the minimum initial purchase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $2 million for an owner or $1 million for each joint owner without LNY approval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by the New York's non-forfeiture law for individual deferred annuities. Pur-chase payments may be made or, if stopped, resumed at any time until the annu-ity commencement date, the surrender of the contract, maturity date or the payment of any death benefit, whichever comes first. LNY reserves the right to limit purchase payments made to the contract.

Valuation date
Accumulation and annuity units will be valued once daily at the close of trad-ing (currently, normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

Allocation of purchase payments
Purchase payments are placed into the VAA's subaccounts, each of which invests in shares of the class of its corre-sponding fund of the series, accord-ing to your instructions.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. Upon allocation to a subaccount, purchase payments are con-verted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our Home Office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valua-tion date. The number of accumulation units determined in this way is not changed by any subsequent change in the value of an accumulation unit. Howev-er, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of accumulation units
Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing each purchase payment by the value of an accumulation unit for the valuation period during which the purchase payment is allocated to the VAA. The accumulation unit value for each subaccount was or will be es-tablished at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

(1) The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the be-ginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valua-tion period; minus

(2) The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Be-cause a different daily charge is made for contracts with the EGMDB than for those without, each of the two types of contracts will have different corre-sponding accumulation unit values on any given day.

Transfers between subaccounts on or before the annuity commencement date
After the first thirty days from the effective date of your contract, you may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received.

Transfers are limited to twelve (12) per contract year unless otherwise autho-rized by LNY. This limit does not apply to transfers made under a dollar cost averaging, portfolio rebalancing, or cross-reinvestment program elected on forms available from us. (The SAI contains more information about these pro-grams.) The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer may be made by writing to our Servicing Office or, if a Telephone Exchange Authorization form (available from us) is on file with us, by a toll-free telephone call or by the LNY internet site. In order to prevent unautho-rized or fraudulent telephone transfers, we may require the caller to provide certain identifying information before we will act upon his or her instruc-tions. We may also assign the contractowner a Personal Identification Number
(PIN) to serve as identification. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone requests may be re-corded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date. Telephone transfers will be processed on the valuation date that they are received when they are received at our cus-tomer service center before 4 p.m. New York time.

When thinking about a transfer of contract value, you should consider the in-herent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. LNY may allow more than twelve transfers in any contract year. This contract is not de-signed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the subaccounts, and should LNY become aware of such disruptive practices, LNY may refuse to permit such transfers.

Payment or transfer may be delayed as permitted by the 1940 Act.

Transfers after the annuity commencement date
You may transfer all or a portion of your investment in one subaccount to an-other subaccount of the contract. Those transfers will be limited to three times per contract year. Currently, there is no charge for these transfers. You may also transfer from a variable annuity payout to a fixed annuity payout. No transfers are allowed from the fixed side of the contract to the subaccounts.

Death benefit before the annuity commencement date
You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Servicing Office. Each change of benefi-ciary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the bene-ficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. Upon the death of an annuitant who is not the contractowner or joint owner, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). If the contractowner is a corporation or other non-individual (non-natural person), the death of the an-nuitant will be treated as death of the contractowner. Death benefits are tax-able. See Federal tax matters.

If the death occurs before the annuity commencement date and the enhanced guar-anteed minimum death benefit (EGMDB) is in effect, the death benefit paid will be the greater of: (1) the contract value as of the day on which LNY approves the payment of the claim; or (2) the highest contract value which the contract attains on any contract anniversary date (including the inception date) on ages up to, and including, the deceased's age 80. The highest contract value is in-creased by purchase payments and is decreased proportionally by partial with-drawals, partial annuitizations, and any premium taxes incurred subsequent to the anniversary date on which the highest contract value is obtained. If the EGMDB is not in effect, the death benefit will be equal to the guarantee of principal death benefit, which is the greater of contract value as of the day LNY approved the claim, or the sum of all purchase payments decreased propor-tionally by any withdrawals, partial annuitizations and premium taxes incurred.

If there are joint owners, upon the death of the first contractowner, LNY will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent ben-eficiary. If the surviving joint owner is the spouse of the deceased joint owner he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, LNY will pay a death benefit to the des-ignated beneficiary(s).

Upon the death of a contractowner, joint owner or annuitant, if the surviving spouse continues the contract, any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value will be credited to the contract. This provision applies only one time for each contract.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alterna-tively, the contractowner may elect a death benefit payable to the contractowner (and joint owner, if applicable, in equal shares) if the annui-tant named on this contract has not been changed, unless the change occurred because of the death of a prior annuitant.

Notification of the election of this death benefit must be received by LNY within 75 days of the death of the annuitant. If no contractowner is living on the date of death of the annuitant, the death benefit will be available to the beneficiary. The contract terminates when any death benefit is paid due to the death of the annuitant. A death benefit payable on the death of the annuitant will not be paid if the annuitant has been changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior annuitant.

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as owner.

The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This payment will occur upon receipt of:
(1) proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death of the owner; (2) written authoriza-tion for payment; and (3) our receipt of all required claim forms, fully com-pleted. If the beneficiary is a minor, court documents appointing the guardian/custodian must be submitted.

When applying for a contract, an applicant can request a contract without the EGMDB. The EGMDB is not available under contracts used for qualified plans (other than IRAs) or contracts in which a contractowner, joint owner or annui-tant, is age 80 or older at the time of issuance.

After a contract is issued, the contractowner may discontinue the EGMDB at any time by completing the Enhanced Guaranteed Minimum Death Benefit Discontinu-ance form and sending it to our Servicing Office. The benefit will be discon-tinued as of the valuation date we receive the request, and we will stop de-ducting the charge for the benefit as of that date. See Charges and other de-ductions. If you discontinue the benefit, it cannot be reinstated.

The death benefit payable on the death of the annuitant will be distributed in either a lump sum settlement or an annuity payout. The annuity payout must be settled within 60 days after LNY has approved the death claim.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the 1940 Act.

Payment will be made in accordance with applicable laws and regulations gov-erning payment of death benefits.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

1. If any beneficiary dies before the contractowner, that beneficiary's inter-est will go to any other beneficiaries named, according to their respective interests (There are no restrictions on the beneficiary's use of the pro-ceeds.); or

2. If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

Unless the contractowner has already selected a settlement option, the benefi-ciary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins re-ceiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending be-yond the beneficiary's life expectancy.

Joint ownership
Joint owners shall be treated as having equal undivided interests in the con-tract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Surrenders and withdrawals
Before the annuity commencement date, we will allow the surrender of the con-tract or a withdrawal of the contract value upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend upon the annuity option you select.

The amount available upon surrender/withdrawal is the cash surrender value (contract value less any applicable, fees and taxes) at the end of the valua-tion period during which the written request for surrender/withdrawal is re-ceived at the Servicing Office. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the DCA fixed account in the same proportion that the amount of withdrawal bears to the total contract val-ue. Unless prohibited, surrender/ withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this Prospectus. See Federal tax matters.

Special restrictions on surrenders/withdrawals apply if your contract is pur-chased as part of a retirement plan of a public school system or 501(c)(3) or-ganization under Section 403(b) of the tax code. Beginning January 1, 1989, in order for a contract to retain its tax-qualified status, Section 403(b) pro-hibits a withdrawal from a 403(b) contract of post-1988 contributions (and earnings on those contributions) pursuant to a salary reduction agreement. However, this restriction does not apply if the annuitant (a) attains age 59 1/2, (b) separates from service, (c) dies, (d) becomes totally and permanently disabled and/or (e) experiences financial hardship (in which event the income attributable to those contributions may not be withdrawn). Pre-1989 contribu-tions and earnings through December 31, 1988, are not subject to the previ-ously stated restrictions. Funds transferred to the contract from a 403(b)(7) custodial account will also be subject to the restrictions.

We may terminate the contract if withdrawals reduce your contract value below $2,000 and purchase payments have stopped for a period of 3 full years.

Delay of payments
Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (other than weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect contractowners.

Amendment of contract
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

Commissions
Commissions are paid to dealers under different commission options. The maxi-mum commission paid as a percentage of each purchase payment is 2.50% plus on-going annual compensation of up to 1.00%. Alternate commission schedules are available with lower initial commission amounts based on purchase payments. At times, additional sales incentives (up to an annual continuing 0.10% of con-tract value) may be provided to dealers maintaining certain sales volume lev-els. Upon annuitization, the commissions paid to dealers are a maximum of 3.00% of account annuitized and/or an annual continuing commission of up to 1.00% (or up to 1.10% for dealers maintaining certain sales volume levels) of statutory reserves. These commissions are not deducted from purchase payments or contract value; they are paid by us.

Ownership
As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred. Non-qual-ified contracts may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

Contractowner questions
The obligations to purchasers under the contracts are those of LNY. Questions about your contract should be directed to us at 1-800-942-5500.

Annuity payouts

When you apply for a contract, you may select any annuity commencement date permitted by law. The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity.

You may elect annuity payouts in monthly, quarterly, semiannual or annual in-stallments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

Annuity options
Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficia-ries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Income with Payouts Guaranteed for Designated Period. This option guaran-tees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts con-tinue during the lifetime of the survivor.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues dur-ing the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two-Thirds Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annu-itant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive. This option fur-ther provides that should one or both of the annuitants dies during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin minus
(b) the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for payment by the Servicing Office.

General information
Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death bene-fit to a beneficiary. If you do, the beneficiary cannot change this payout op-tion. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk charge of 1.30% and the charge for administrative services of .10% will be assessed on all variable annuity payouts, including options that may be offered that do not have a life contingency and therefore no mortality risk.

The annuity commencement date must be on or before the annuitant's 90th birth-day. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days be-fore the scheduled annuity commencement date, upon written notice to the Ser-vicing Office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, vari-able or combination fixed and variable basis, in proportion to the account al-locations at the time of annuitization) except when a joint life payout is re-quired by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to your beneficiary as payouts become due.

Variable annuity payouts
Variable annuity payouts will be determined using:

1. The contract value on the annuity commencement date less any applicable premium taxes;

2. The annuity tables contained in the contract;

3. The annuity option selected; and

4. The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4% or 5% per year, as ap-plied to the applicable mortality table. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to in-crease, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Federal tax matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes un-certain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your con-tract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Taxation of nonqualified annuities
This part of the discussion describes some of the Federal income tax rules ap-plicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax code, such as an IRA or a section 403(b) plan.

Tax deferral on earnings
The Federal income tax law generally does not tax any increase in your con-tract value until you receive a contract distribution. However, for this gen-eral rule to apply, certain requirements must be satisfied:

 . An individual must own the contract (or the tax law must treat the contract as owned by the individual).

 . The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

 . Your right to choose particular investments for a contract must be limited.

 . The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts not owned by the individual
If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax pur-poses. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earn-ings are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its em-ployees.

Investments in the VAA must be diversified
For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are ade-quately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the un-derlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions
Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract value among subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Age at which annuity payouts begin
Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Fed-eral income tax purposes. In that event, you would be currently taxable on the excess of the contract value over the purchase payments of the contract.

Tax treatment of payments
We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax pur-poses and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation of withdrawals and surrenders
You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordi-nary income than on capital gains. You will pay tax on a surrender to the ex-tent the amount you receive exceeds your purchase payments. In certain circum-stances, your purchase payments are reduced by amounts received from your con-tract that were not included in income.

Taxation of annuity payouts
The tax code imposes tax on a portion of each annuity payout (at ordinary in-come tax rates) and treats a por-tion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end be-cause of the annuitant's death and before the total amount of the purchase pay-ments in the contract has been received, the amount not received generally will be deductible.

Taxation of death benefits
We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

 . Death prior to the annuity commencement date--

 . If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.

 . If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as withdrawal.

 . Death after the annuity commencement date--

 . If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.

 . If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty taxes payable on withdrawals, surrenders, or annuity payouts
The tax code may impose a 10% penalty tax on any distribution from your con-tract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdraw-als, surrenders or annuity payouts that:

 . you receive on or after you reach age 59 1/2,

 . you receive because you became disabled (as defined in the tax law),

 . a beneficiary receives on or after your death, or

 . you receive as a series of substantially equal periodic payments for life (or life expectancy).

Special rules if you own more than one annuity contract
In certain circumstances, you must combine some or all of the nonqualified an-nuity contracts you own in order to determine the amount of an annuity payout, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insur-ance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one con-tract could affect the amount of a surrender, withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described above.

Loans and assignments
Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to as-sign or pledge) any portion of your contract value, as a withdrawal of such amount or portion.

Gifting a contract
If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's pur-chase payments in the contract would then be increased to reflect the amount included in income.

Charges for a contract's death benefit
Your contract may have an EGMDB, for which you pay an annual charge, computed daily. It is possible that the tax law may treat all or a portion of the EGMDB charge as a contract withdrawal.

Loss of interest deduction
After June 8, 1997, if a contract is issued to a taxpayer that is not an indi-vidual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the contract value. Entities that are considering purchasing a contract, or enti-ties that will benefit from someone else's ownership of a contract, should con-sult a tax advisor.

Qualified retirement plans
We also designed the contracts for use in connection with certain types of re-tirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "quali-fied contracts." We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than gen-eral information about 1use of the contract with various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax advisor.

Types of qualified contracts and terms of contracts
Currently, we issue contracts in connection with the following types of quali-fied plans:

 . Individual Retirement Accounts and Annuities ("Traditional IRAs")

We currently do not but may, in the future, subject to the approval of the New York Superintendent of Insurance, issue contracts in connection with:

 . Roth IRAs

 . Simplified Employee Pensions ("SEPs")

 . Savings Incentive Matched Plan for Employees ("SIMPLE 401(k) plans")

 . Public School system and tax-exempt organization annuity plans ("403(b) plans")

 . Qualified corporate employee pension and profit sharing plans ("401(a) plans") and qualified annuity plans ("403(a) plans")

 . Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")

 . Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans").

We will amend contracts to be used with a qualified plan as generally neces-sary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we con-sent.

Tax treatment of qualified contracts
The Federal income tax rules applicable to qualified plans and qualified con-tracts vary with the type of plan and contract. For example,

 . Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase pay-ments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensa-tion.
 . Under most qualified plans, e.g., Traditional IRAs, the annuitant must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

Tax treatment of payments
Federal income tax rules generally include distributions from a qualified con-tract in the recipient's income as ordinary income. These taxable distribu-tions will include purchase payments that were deductible or exclud-ible from income. Thus, under many qualified contracts the total amount received is in-cluded in income since a deduction or exclusion from income was taken for pur-chase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a min-imum required distribution exceeds the actual distribution from the qualified plan.

Federal penalty taxes payable on distributions
The tax code may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax code does not im-pose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or annuity payout:

 . received on or after the annuitant reaches age 59 1/2, . received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 . received as a series of substantially equal periodic payments for the annuitant's life (or life expectancy), or . received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally ap-ply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and direct rollovers
In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified advisor should al-ways be consulted before you move or attempt to move funds between any quali-fied plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans and contracts used in connection with these types of plans. (The di-rect rollover rules do not apply to distributions from IRAs or section 457 plans.) The direct rollover rules require that Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.

The EGMDB and IRAs
Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the EGMDB from being pro-vided under the contracts when we issue the contract as Traditional IRAs or Roth IRAs. However, the law is unclear and it is possible that the presence of the EGMDB under a contract issued as a Traditional IRA or Roth IRA could re-sult in increased taxes to you.

Federal income tax withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or annuity payout is requested, we will give the recipient an explanation of the withholding requirements.

Tax status of Lincoln Life & Annuity Company of New York
Under existing Federal income tax laws, LNY does not pay tax on investment in-come and realized capital gains of the VAA. LNY does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Fed-eral income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in law
The above discussion is based on the tax code, IRS regulations and interpreta-tions existing on the date of this Prospectus. However, Congress, the IRS and the courts may modify these authorities, sometimes retroactively.

Voting rights

As required by law, we will vote the series shares held in the VAA at meetings of the shareholders of the series. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which in-vest in classes of funds of the series. If the 1940 Act or any regulation un-der it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the series shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by ap-plying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Series shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting inter-est in a subaccount will receive proxy voting material, reports and other ma-terials relating to the series. Since the series engages in shared funding, other persons or entities besides LNY may vote series shares. See Sale of fund shares.

Distribution of the contracts

American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, CA 90071, is the distributor and principal underwriter of the contracts. They will be sold by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with AFD and have been licensed by the New York Insurance Department to represent us. AFD is regis-tered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Association of Securities Dealers (NASD). LNY will offer contracts in New York State only.

Return privilege

Within the 10 day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing Office at P.O. Box 2348, 1300 South Clinton Street, Fort Wayne, In-diana, 46801. A contract canceled under this provision will be void. We will return the contract value as of the date of cancellation, plus any premium taxes which had been deducted. No contingent deferred sales charge will be as-sessed. If this contract is issued as an IRA, the entire amount of purchase payments will be returned. A purchaser who participates in the VAA is subject to the risk of a market loss during the free-look period.

State regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and reports

As presently required by the 1940 Act and applicable regulations, we are re-sponsible for maintaining all rec-ords and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation. Administration services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of LNY under the contracts.

Other information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further informa-tion about the VAA, LNY and the contracts offered. Statements in this Prospec-tus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our adver-tisements. Companies that belong to IMSA subscribe to a set of ethical stan-dards covering the various aspects of sales and services for individually sold life insurance and annuities.

Statement of additional information table of contents for Separate Account H

Item
-------------------------------------------
General information and history of LNY  B-2
-------------------------------------------
Special terms                           B-2
-------------------------------------------
Services                                B-2
-------------------------------------------
Principal underwriter                   B-2
-------------------------------------------
Purchase of securities being offered    B-2

For a free copy of the SAI please see page one of this booklet.

Item
--------------------------------------
Calculation of investment results  B-2
--------------------------------------
Annuity payouts                    B-5
--------------------------------------
Advertising and sales literature   B-5
--------------------------------------
Financial statements               B-7

                        The Lincoln National Life Insurance Company
                        Attn: American Legacy Customer Service
                        P. O. Box 2348
                        Fort Wayne, IN 46802
7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7
                                     PLACE
                                     STAMP
                                      HERE
                                POSTAL SERVICES
                                    WILL NOT
                                    DELIVER
                                 UNLESS STAMPED

7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7 7
                STATEMENT OF ADDITIONAL INFORMATION REQUEST CARD
                          AMERICAN LEGACY III C-SHARE
              (LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H)

  Please send me a copy of the current Statement of Additional Information for AMERICAN LEGACY III C-SHARE. (Please print)

  Name: ____________________________________________________________________

  Address: _________________________________________________________________

  City: ______________________________________________________ State:  Zip:

The American Legacy III C-Share

Lincoln Life & Annuity VariableAnnuity Account H (Registrant)

Lincoln Life & Annuity Company of New York (Depositor)

Statement of Additional Information (SAI)

This Statement of Additional Information should be read in conjunction with the American Legacy III C-Share Prospectus of Lincoln Life & Annuity Variable Annu-
ity Account H dated         2000.
You may obtain a copy of the American Legacy III C-Share Prospectus on request and without charge.
Please write Lincoln Life & Annuity Company of New York, P.O. Box 2348, Fort Wayne, Indiana 46801 or call 1-800-942-5500.

Table of Contents

Item                                  Page
------------------------------------------
General information and history
of LNY                                B-2
------------------------------------------
Special terms                         B-2
------------------------------------------
Services                              B-2
------------------------------------------
Principal underwriter                 B-2
------------------------------------------
Purchase of securities being offered  B-2
------------------------------------------

Item                               Page

Calculation of investment results  B-2

Annuity payouts                    B-5

Advertising and sales literature   B-5

Financial statements               B-7





This SAI is not a Prospectus.

The date of this SAI is             .

General information and
history of Lincoln Life & Annuity Company of New York ("LNY")

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life in-surance companies in the United States. Lincoln Life is owned by Lincoln Na-tional Corp. (LNC). LNC and Lincoln Life are organized under Indiana law. LNC's primary businesses are insurance and financial services.

Special terms

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange (Ex-change) is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, In-dependence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

Services

Independent auditors
The statutory-basis financial statements of LNY appearing in this SAI and Reg-istration Statement have been audited by Ernst & Young LLP, independent audi-tors, as set forth in their report also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

Keeper of records
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by LNY or by third parties responsible to LNY. We have entered into an agreement with the Delaware Management Compa-ny, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LNY for this service. Administrative services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of LNY under the contracts.

Principal underwriter

LNY has contracted with American Funds Distributors, Inc. (AFD), 333 South Hope Street, Los Angeles, California 90071, a licensed broker-dealer, to dis-tribute the contracts through certain legally authorized sales persons and or-ganizations (brokers). AFD and its brokers are compensated under a standard compensation schedule.

Purchase of securities being offered

The contracts are offered to the public through certain securities broker/dealers who have entered into selling agreements with AFD and whose personnel are legally authorized to sell annuity products.

Both before and after the annuity commencement date, there are exchange privi-leges between subaccounts, and from the VAA to the general account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Calculation of investment results

The seven-day yield is determined by calculating the change in unit value for the base period (the 7-day period ended December 31); then dividing this fig-ure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the contractowner's account, and excludes any realized gains and losses from the sale of securities.

Standard investment results:
Standard performance is based on a formula to calculate performance that is prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in any marketing material that discusses the performance of the VAA and the subaccounts. This information represents past performance and does not indicate or represent future performance.

Average annual return for each period is determined by finding the average an-nual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                                 P(1+T)n = ERV

Where:P = a hypothetical initial purchase payment of $1,000
    T = average annual total return for the period in question
    N = number of years

    ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional period there-of)

    The formula assumes that: (1) all recurring fees have been charged to the contractowner accounts; (2) there will be a complete redemption upon the anniversary of the 1-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we will report standard performance back to the first date that the fund became available in the VAA. Because standard performance reporting periods of less than one year could be misleading, we may report "N/A's" for standard performance until one year after the option became available in the separate account.

Standard performance data:
No figures are provided at this time since the subaccounts of the VAA do not yet have an operating history.

Non-standard investment results:
The VAA may report its results over various periods--daily, monthly, three-month, six-month, year-to-date, yearly (fiscal year), three, five, ten years or more and lifetime--and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Performance information for the periods prior to the date that a fund became available in the VAA will be calculated based on (1) the performance of the fund adjusted for contract charges (ie: mortality and expense risk fees, any applicable administrative charges, and the management and other expenses of the fund) and (2) the assumption that the subaccounts were in existence for the same periods as indicated for the fund. It may or may not reflect charges for any options (ie: EGMDB) that were in effect during the time periods shown. This performance is referred to as non-standardized performance data. Such re-sults may be computed on a cumulative and/or annualized basis. We may also re-port performance assuming you deposited $10,000 into a subaccount at inception of the underlying fund or 10 years ago (whichever is less). This non-standard performance may be shown as a graph illustrating how that deposit would have increased or decreased in value over time based on the performance of the un-derlying fund adjusted for contract charges. This information represents past performance and does not indicate or represent future performance. The invest-ment return and value of a contract will fluctuate so that contractowner's in-vestment may be worth more or less than the original investment. Cumulative quotations are arrived at by calculating the change in accumulation unit value between the first and last day of the base period being measured, and express-ing the difference as a percentage of the unit value at the beginning of the base period. Annualized quotations are arrived at by applying a formula which reflects the level rate of return, which if earned over the entire base peri-od, would produce the cumulative return.

Non-Standard Performance Data (adjusted for contract expense charges):
Period Ending December 31, 1999

                                               1-     3-     5-     10-
                                        YTD    year   year   year   year
                                        With   With   With   With   With   Since Inception
                                        EGMDB  EGMDB  EGMDB  EGMDB  EGMDB  With EGMDB
------------------------------------------------------------------------------------------
Global Growth Subaccount                67.31% 67.31%   N/A    N/A    N/A  36.14%
(commenced activity 4/30/97)
Global Small Capitalization Subaccount  88.71  88.71    N/A    N/A    N/A  47.37
(commenced activity 4/30/98)
Growth Subaccount                       55.08  55.08  38.34% 31.09% 19.40% 17.99
(as if commenced activity 2/8/84)
International Subaccount                73.53  73.53  30.46  23.27    N/A  14.86
(as if commenced activity 5/1/90)
New World Subaccount                      N/A    N/A    N/A    N/A    N/A  17.43
(as if commenced activity 6/17/99)
Growth-Income Subaccount                 9.65   9.65  16.49  19.29  12.78  13.97
(as if commenced activity 2/8/84)
Asset Allocation Subaccount              5.43   5.43  11.63  15.10  10.36  10.14
(as if commenced activity 8/1/89)
High-Yield Bond Subaccount               4.07   4.07   4.38   8.70   8.44   9.89
(as if commenced activity 2/8/84)
Bond Subaccount                          1.13   1.13   4.00    N/A    N/A   4.04
(as if commenced activity 1/2/96)
U.S. Gov't./AAA Subaccount              (2.16) (2.16)  3.58   5.05   5.42   5.87
(as if commenced activity 12/1/85)
Cash Management Subaccount               3.12   3.12   3.34   3.44   3.18   4.10
(as if commenced activity 2/8/84)

The performance figures shown reflect the cost of the Enhanced Guaranteed Mini-mum Death Benefit. If contractowners had chosen to eliminate the Enhanced Guar-anteed Minimum Death Benefit, their returns would have been higher.

Annuity payouts

Variable annuity payouts
Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable annuity payouts, LNY makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each pe-riod thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the con-tract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity pay-out will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on an Individual Annuity Mortality Table on file with the New York Superintendent of Insurance, with an assumed invest-ment return at the rate of 3%, 4% or 5% per annum. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the con-tract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity se-lected and the age of the annuitant at the annuity commencement date. The as-sumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed rate, the pay-out will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slow-ly.

LNY may use sex distinct annuity tables in the contracts, except for those contracts associated with employer sponsored plans and where prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appro-priate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at an arbi-trary dollar amount. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

(a) The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and

(b) A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Proof of age, sex and survival
LNY may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Advertising and sales
literature

As set forth in the Prospectus, LNY may refer to the following organizations (and others) in its marketing materials:

A.M. Best's Rating System is designed to evaluate the various factors affect-ing the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantita-tive and qualitative review of each company. A.M. Best also provides certain rankings, to which LNY intends to refer.

Duff & Phelps insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed insurance companies, both mutual and stock.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It mea-sures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international di-versification representing over 1,000 companies across 20 different countries.

Lipper Variable Insurance Products Performance Analysis Service is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, includ-ing reports on performance and portfolio analysis, fee and expense analysis.

Moody's insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

Morningstar is an independent financial publisher offering comprehensive sta-tistical and analytical coverage of open-end and closed-end funds and variable annuities.

Standard & Poor's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

Vards (Variable Annuity Research and Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable con-tracts.

Standard & Poor's 500 Index -- A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value- weighted and was introduced with a base of 100.00 on February 5, 1971.

Dow Jones Industrial Average (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including Ameri-can Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the series funds, LNY intends to illustrate the advantages of the contracts in a number of ways:

Compound Interest Illustrations. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed ac-count; and the compounding effect when a client makes regular deposits to his or her contract.

Internet. An electronic communications network which may be used to provide information regarding LNY, performance of the subaccounts and advertisement literature.

Dollar-Cost Averaging. (DCA) -- You may systematically transfer on a monthly basis amounts from the DCA fixed account or certain variable subaccounts into the variable subaccounts. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum balance needed to establish the DCA program is $1,500. DCA transfers can take place over any pe-riod between six and 60 months. Once elected, the program will remain in ef-fect until the earlier of: (1) the annuity commencement date; (2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. If you have cancelled the DCA program prior to the end of the selected DCA peri-od, any remaining contract value in the DCA holding account within the fixed account will automatically be transferred to the variable subaccounts selected by you. A transfer under this program is not considered a transfer for pur-poses of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss. If the DCA program is in effect, you may not participate in the Automatic With-drawal Service, cross-reinvestment service, or portfolio rebalancing.

Automatic Withdrawal Service. (AWS) -- AWS provides an automatic, periodic withdrawal of contract value to you. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our Servicing Office. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our Servicing Office. If telephone authorization has been elected, certain changes may be made by telephone. Not-withstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the code for qualified plans or permitted under Section 72 for non-qualified contracts. We reserve the right to discontinue this serv-ice at any time. If the AWS program is in effect, you may not participate in the DCA program, cross-reinvestment service, or portfolio rebalancing.

Cross-reinvestment service -- Under this option, account value in a designated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in cross-reinvest-ment at the time of application or at any time before the annuity commencement date by sending a written request to our Servicing Office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross-reinvestment will con-tinue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000 and the minimum amount transferred is $50.00. Currently, there is no charge for this service. However, we reserve the right to impose one. A trans-fer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this service at any time. This program is not available if you are utilizing an automatic deposit feature. Also you may not use the DCA program, the AWS or portfolio rebalancing, if you are using this cross-reinvestment service.

Portfolio rebalancing -- Portfolio Rebalancing is an option which, if elected by the contractowner, restores to a pre-determined level the percentage of con-tract value allocated to each variable account subaccount. This predetermined level will be the allocation initially selected when the contract was pur-chased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a request to LNY.

If the portfolio rebalancing is elected, all purchase payments allocated to the variable accounts subaccounts must be subject to portfolio rebalancing.

Portfolio rebalancing may take place on either a monthly, quarterly, semi-an-nual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable account subaccount transfers exe-cuted outside of the portfolio rebalancing option will terminate the portfolio rebalancing option. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable account subaccount may also cause ter-mination of the portfolio rebalancing option. Any such termination will be con-firmed to the contractowner. The contractowner may terminate the portfolio rebalancing option or re-enroll at any time by calling or writing LNY.

The portfolio rebalancing program is not available following the annuity com-mencement date. This program is not available if you are utilizing the DCA pro-gram, AWS, or cross-reinvestment service.

Lincoln Financial Group

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Fi-nancial Group has consolidated assets of over $103 billion and annual consoli-dated revenues of $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and fi-nancial planning and advisory services.

LNY's customers. Sales literature for the VAA and the series' funds may refer to the number of employers and the number of individual annuity clients which LNY serves. As of the date of this SAI, LNY was serving over 400 employer con-tracts and more than 149,000 individuals.

LNY's assets, size. LNY may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its as-sets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 1999 LNY had statutory admitted assets of almost $2.3 bil-lion.

Financial Statements
[TO BE FILED BY AMENDMENT.]

Lincoln Life and Annuity Account H

                               VARIABLE ANNUITY

                      REGISTRATION STATEMENT ON FORM N-4

                          PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

  (a) List of Financial Statements

      1. Part A The Table of Condensed Financial Information will be included in Part A of this Registration Statement when available.

      2. Part B The Financial Statements for the Variable Account will be included in Part B of this Registration Statement when available.

      3. Part B The following Statutory-Basis Financial Statements of Lincoln Life & Annuity Company of New York are included in the SAI: (TO BE FILED BY AMENDMENT)

Balance Sheets Statutory-Basis--December 31, 1999 and 1998

Statements of Operations Statutory-Basis--Years ended December 31, 1999, 1998 and 1997

Statements of Changes in Capital and Surplus Statutory-Basis--Years ended December 31, 1999, 1998 and 1997.

Statements of Cash Flows Statutory-Basis--Years ended December 31, 1999, 1998, and 1997.


Notes to Statutory-Basis Financial Statements--December 31, 1999
Report of Ernst & Young LLP, Independent Auditors

Item 24.                          (Continued)

                (b)  List of Exhibits

(1)(a) Resolutions of the Board of Directors and memorandum authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 16, 1997.

(2)    None.

(3)(a) Form of Underwriting Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 12, 1999.

(3)(b) Form of Selling Group Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 12, 1999.

(4)    Form of Variable Annuity Contract.

(5)    Form of Application

(6) Articles of Incorporation and Bylaws of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (333-10863) filed on 8/27/96.

(7)    Not applicable.

(8)(a) Form of Services Agreement between Delaware Management Holdings, Inc., Delaware Service Company, Inc. and LNY incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 12, 1999.

(8)(b) Form of Fund Participation Agreement incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 12, 1999.

(8)(c) Amended and Restated Service Agreement between The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (333-38007) filed on October 12, 1999.

(9) Opinion and consent of Robert O. Sheppard, Counsel of Lincoln Life & Annuity Company of New York as to legality of securities being issued (TO BE FILED BY AMENDMENT)

(10)   Consent of Ernst & Young LLP, Independent Auditors (TO BE FILED BY
       AMENDMENT)

(11)   Not applicable.

(12)   Not applicable.

(13) Schedule for Computation for Performance Quotations (TO BE FILED BY AMENDMENT)

(14)   Not applicable.

(15)   Other Exhibits:
                (a)  Organizational Chart of the Lincoln National Insurance
                      Holding Company System
                (b)  Books and Records Report is incorporated herein by
                      reference to Registration Statement on Form N-4
                      (File No.       ) filed


The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to the Lincoln Life & Annuity Variable Annuity Account H as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

Item 25.

                                             Positions and Officers with Lincoln Life &
Name                                                Annuity Company of New York
----                                         ------------------------------------------
Joanne B. Collins*.......................    President, Treasurer and Director

Troy D. Panning*.........................    Second Vice President and Chief Financial
                                             Officer

Roland C. Baker..........................    Director
    1301 S. Meyers Road
    Oakbrook Terrace, IL 60161

J. Patrick Barrett.......................    Director
    Chairman & CEO
    Carpat Investments
    4605 Watergap
    Manlius, NY 13104

Thomas D. Bell, Jr. .....................    Director
    President & CEO
    Young & Rubicam Advertising
    285 Madison Avenue
    New York, NY 10017

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                    Positions and Offices with LNY
----                    ------------------------------

Robert D. Bond**.................................  Director

Jon A. Boscia***.................................  Director

Kathleen R. Gorman*..............................  Assistant Vice President

John H. Gotta*****...............................  Director

Barbara S. Kowalczyk***..........................  Director

M. Leanne Lachman................................  Director
  Managing Director
  Boston Financial
  437 Madison Avenue - 18th Floor
  New York, NY 10022

Louis G. Marcoccia...............................  Director
  Senior Vice President
  Syracuse University
  Skytop Office Building
  Skytop Road
  Syracuse, NY 13244-5300

John M. Pietruski................................  Director
  One Penn Plaza
  Suite 3408
  New York, NY 10119

Lawrence T. Rowland****..........................  Director



Robert O. Sheppard*..............................  Assistant Vice President

Richard C. Vaughan***............................  Director

C. Suzanne Womack***.............................  Secretary

* Principal business address of each person is 120 Madison Street, 17th Floor, Syracuse, New York 13202.

** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, Indiana 46802.

*** Principal business address of each person is Centre Square, West Tower, 1500 Market St., Suite 3900, Philadelphia, PA 19102.

**** Principal business address of each person is 1700 Magnovox Way, One
     Reinsurance Place, Fort Wayne, Indiana 46804.

*****Principal business address of each person is 350 Church Street, Hartford, CT 06103.

Item 26.

                     PERSONS CONTROLLED BY OR UNDER COMMON
                   CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference.


Item 27.

                           NUMBER OF CONTRACT OWNERS

     Not applicable.


Item 28.

                         INDEMNIFICATION--UNDERTAKING

(a)  Brief description of indemnification provisions.

     In general, Article VII, Section 2, of the By-Laws of Lincoln Life & Annuity Co. of NY (LNY) provides that LNY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNY. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of LNY in connection with suits by, or in the rights of LNY.

     Please refer to Article VII of the By-Laws of LNY (Exhibit No. 6(a) hereto) for the full text of the indemnification provisions.
     Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore,unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                       Principal Underwriter

     (a) American Funds Distributors, Inc., is also the Principal Underwriter of shares of: AMCAP Fund, Inc., American Balanced Fund, Inc., The American Funds Income Series, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., The Cash Management Trust of America, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., New World Fund, Inc., Intermediate Bond Fund of America, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., The Tax-Exempt Money Fund of America, The U.S. Treasury Money Fund of America and Washington Mutual Investors Fund, Inc.

     Lincoln National Variable Annuity Account E, and Lincoln National Flexible Premium Variable Life Accounts F and J (all registered as investment companies under the 1940 Act) and Lincoln National Flexible Premium Group Variable Annuity Accounts 50, 51 and 52 are all segregated investment accounts of Lincoln Life which also invests in the series. The series also offers shares of the funds to other segregated investment accounts.

     (b)              (1)                                       (2)
        Name and Principal                      Positions and Offices
         Business Address                        with Underwriter
        ------------------                      ---------------------

        David L. Abzug                          Regional Vice President
        27304 Park Vista Road
        Agoura Hills, CA 91301

        John A. Agar                            Vice President
        1501 N. University,
        Suite 227A
        Little Rock, AR 72207

   Robert B. Aprison                   Vice President
   2983 Bryn Wood Drive
   Madison, WI  53711

L  William W. Bagnard                  Vice President

   Steven L. Barnes                    Senior Vice President
   5400 Mount Meeker Road, Suite 1
   Boulder CO  80301-3508

B  Carl R. Bauer                       Assistant Vice President

   Michelle A. Bergeron                Senior Vice President
   4160 Gateswalk Drive
   Smyrna, GA 30080

   J. Walter Best, Jr.                 Regional Vice President
   9013 Brentmeade Blvd.
   Brentwood, TN 37027

   Joseph T. Blair                     Senior Vice President
   148 E. Shore Ave
   Groton Long Point, CT 06340

(b)                 (1)                               (2)
     Name and Principal               Positions and Offices
     Business Address                 with Underwriter
     ------------------               ---------------------

     John A. Blanchard                Vice President
     6421 Aberdeen Road
     Mission Hills, KS 66208

     Ian B. Bodell                    Senior Vice President
     P.O. Box 1665
     Brentwood, TN 37024-1655

     Mick L. Brethower                Senior Vice President
     29003 Colonial Drive
     Georgetown, TX  78628

     Alan Brown                       Regional Vice President
     4129 Laclede Avenue
     St. Louis, MO  63108

B    J. Peter Burns                   Vice President

     Brian C. Casey                   Regional Vice President
     8002 Greentree Road
     Bethesda, MD  20817

     Victor C. Cassato                        Senior Vice President
     609 W. Littleton Blvd., Suite 310
     Greenwood Village, CO 80120

     Christopher J. Cassin                    Senior Vice President
     19 North Grant Street
     Hinsdale, IL 60521

     Denise M. Cassin                         Vice President
     1301 Stoney Creek Drive
     San Ramon, CA 94538

L    Larry P. Clemmensen                      Director

L    Kevin G. Clifford                        Director, President and Co-Chief
                                              Executive Officer

     Ruth M. Collier                          Senior Vice President
     29 Landsdowne Drive
     Larchmont, NY  10538

S    David Coolbaugh                          Assistant Vice President

(b)                 (1)                               (2)
     Name and Principal               Positions and Offices
     Business Address                 with Underwriter
     ---------------------            ---------------------

H    Carlo O. Cordasco                Assistant Vice President

     Thomas E. Cournoyer              Vice President
     2333 Granada Boulevard
     Coral Gables, FL 33134

     Douglas A. Critchell             Senior Vice President
     3521 Rittenhouse Street, N.W.
     Washington, D.C. 20015

L    Carl D. Cutting                  Vice President

     William Daugherty                Regional Vice President
     1216 Highlander Way
     Mechanicsburg, PA 17055

     Daniel J. Delianedis             Regional Vice President
     8689 Braxton Drive
     Eden Prairie, MN 55347

     Michael A. Dilella               Vice President
     P.O. Box 661
     Ramsey, NJ 07446

     G. Michael Dill                  Senior Vice President
     505 E. Main Street
     Jenks, OK 74037

     Kirk D. Dodge                            Senior Vice President
     633 Menlo Avenue, Suite 210
     Menlo Park, CA 94025

     Peter J. Doran                           Director, Senior Vice President
     100 Merrick Road, Suite 216W
     Rockville Centre, NY 11570

L    Michael J. Downer                        Secretary

     Robert W. Durbin                         Vice President
     74 Sunny Lane
     Tiffin, OH 44883

I    Lloyd G. Edwards                         Senior Vice President



L    Paul H. Fieberg                          Senior Vice President

     John Fodor                               Vice President
     15 Latisquama Road
     Southborough, MA 01772

(b)               (1)                                            (2)
   Name and Principal                          Positions and Offices
    Business Address                             with Underwriter
   ------------------                         ----------------------

   Daniel B. Frick                            Regional Vice President
   845 Western Avenue
   Glen Ellyn, IL 60137

   Clyde E. Gardner                           Senior Vice President
   Route 2, Box 3162
   Osage Beach, MO 65065

B  Evelyn K. Glassford                        Vice President


   Jeffrey J. Greiner                         Vice President
   12210 Taylor Road
   Plain City, OH 43064

L  Paul G. Haaga, Jr.                         Director


B  Mariellen Hamann                           Assistant Vice President


   David E. Harper                            Senior Vice President
   150 Old Franklin School Road
   Pittstown, NJ 08867


H  Mary Pat Harris                            Assistant Vice President


   Ronald R. Hulsey                           Vice President
   6744 Avalon
   Dallas, TX 75214


   Robert S. Irish                            Regional Vice President
   1225 Vista Del Mar Drive
   Delray Beach, FL 33483


   Michael J. Johnston                        Director
   630 Fifth Ave., 36th Floor
   New York, NY 10111


B  Damien M. Jordan                           Vice President

   Arthur J. Levine                           Senior Vice President
   12558 Highlands Place
   Fishers, IN  46038

(b)                (1)                                          (2)
    Name and Principal                        Positions and Offices
     Business Address                            with Underwriter
    ------------------                        ---------------------

B   Karl A. Lewis                             Assistant Vice President


    T. Blake Liberty                          Regional Vice President
    5506 East Mineral Lane
    Littleton, CO 80122


    Mark J. Lien                              Regional Vice President
    5570 Beechwood Terrace
    West Des Moines IA  50266


L   Lorin E. Liesy                            Assistant Vice President


L   Susan G. Lindgren                         Vice President - Institutional
                                              Investment Services


LW  Robert W. Lovelace                        Director


    Stephen A. Malbasa                        Vice President
    13405 Lake Shore Blvd.
    Cleveland, OH 44110


    Steven M. Markel                          Senior Vice President
    5241 South Race Street
    Littleton, CO 80121


L   J. Clifton Massar                         Director, Senior Vice President


L   E. Lee McClennahan                        Senior Vice President





S   John V. McLaughlin                        Senior Vice President


    Terry W. McNabb                           Vice President
    2002 Barrett Station Road
    St. Louis, MO  63131


L   R. William Melinat                        Vice President-Institutional
                                              Investment Services


    David R. Murray                           Vice President
    60 Briant Drive
    Sudbury, MA  01776


    Stephen S. Nelson                         Vice President
    P.O. Box 470528
    Charlotte, NC 28247-0528

(b)               (1)                                    (2)
   Name and Principal                  Positions and Offices
    Business Address                     with Underwriter
   ------------------                  ---------------------

   William E. Noe                      Regional Vice President
   304 River Oaks Road
   Brentwood, TN 37207


   Peter A. Nyhus                      Vice President
   3084 Wilds Ridge Court
   Prior Lake, MN 55372


   Eric P. Olson                       Vice President
   62 Park Drive
   Glenview, IL 60025


   Gary A. Peace                       Regional Vice President
   291 Kaanapali Drive
   Napa, CA  94558


   Samuel W. Perry                     Regional Vice President
   6133 Calle del Paisano
   Scottsdale, AZ  85251


   Fredric Phillips                    Senior Vice President
   175 Highland Avenue, 4th Floor
   Needham, MA  02494


B  Candance D. Pilgrim                 Assistant Vice President


   Carl S. Platou                      Vice President
   7455 80th Place, SE
   Mercer Island, WA 98040


L  John O. Post                        Senior Vice President


S  Richard P. Prior                    Vice President


   Steven J. Reitman                   Senior Vice President
   212 The Lane
   Hinsdale, IL 60521


   Brian A. Roberts                    Vice President
   244 Lambeau Lane
   Glenville, NC 28736


   George S. Ross                      Senior Vice President
   55 Madison Avenue
   Morristown, NJ 07962


L  Julie D. Roth                       Vice President


L  James F. Rothenberg                 Director


   Douglas F. Rowe                     Vice President
   414 Logan Ranch Road
   Georgetown, TX 78628

(b)               (1)                                (2)
   Name and Principal                 Positions and Offices
    Business Address                    with Underwriter
   ------------------                 ---------------------


   Christopher S. Rowey               Regional Vice President
   9417 Beverlywood Street
   Los Angeles, CA 90034


   Dean B. Rydquist                   Senior Vice President
   1080 Bay Pointe Crossing
   Alpharetta, GA 30005


   Richard R. Samson                  Senior Vice President
   4604 Glencoe Avenue, #4
   Marina del Rey, CA 90292


   Joseph D. Scarpitti                Vice President
   31465 St. Andrews
   Westlake, OH  44145


L  R. Michael Shanahan                Director


   Brad W. Short                      Regional Vice President
   306 15th Street
   Seal Beach, CA 90740


   David W. Short                     Chairman of the Board and
   1000 RIDC Plaza, Suite 212         Co-Chief Executive Officer
   Pittsburgh, PA 15238


   William P. Simon                   Senior Vice President
   912 Castlehill Lane
   Devon, PA 91333


L  John C. Smith                      Vice President-Institutional
                                      Investment Services


   Rodney G. Smith                    Vice President
   100 N. Central Expressway,
   Suite 1214
   Richardson, TX 75080


S  Sherrie L. Snyder-Senft            Assistant Vice President


   Anthony L. Soave                   Regional Vice President
   8831 Morning Mist Drive
   Clarkston, MI  48348


   Therese L. Souiller                Assistant Vice President
   2652 Excaliber Court
   Virginia Beach, VA  23454


   Nicholas D. Spadaccini             Regional Vice President
   855 Markley Woods Way
   Cincinnati, OH  45230


L  Kristen J. Spazafumo               Assistant Vice President

(b)               (1)                                  (2)
   Name and Principal                Positions and Offices
    Business Address                   with Underwriter
   ------------------                ---------------------

   Daniel S. Spradling               Senior Vice President
   181 Second Avenue, Suite 228
   San Mateo, CA 94401


LW Eric H. Stern                     Director


B  Max D. Stites                     Vice President


   Thomas A. Stout                   Regional Vice President
   1004 Ditchley Road
   Virginia Beach, VA 23451


   Craig R. Strauser                 Vice President
   3 Dover Way
   Lake Oswego, OR 97034


   Francis N. Strazzeri              Senior Vice President
   31641 Saddletree Drive
   Westlake Village, CA 91361


L  Drew W. Taylor                    Assistant Vice President


S  James P. Toomey                   Vice President


I  Christopher E. Trede              Vice President



   George F. Truesdail               Vice President
   400 Abbotsford Court
   Charlotte, NC 28270


   Scott W. Ursin-Smith              Vice President
   60 Reedland Woods Way
   Tiburon, CA 94920


   J. David Viale                    Regional Vice President
   7 Gladstone Lane
   Laguna Niguel, CA 92677


   Thomas E. Warren                  Regional Vice President
   119 Faubel Street
   Sarasota, FL 34242


L  J. Kelly Webb                     Senior Vice President, Treasurer
                                     and Controller


(b)                 (1)                             (2)
     Name and Principal           Positions and Offices
     Business Address             with Underwriter
     ------------------           ---------------------

     Gregory J. Weimer            Vice President
     206 Hardwood Drive
     Venetia PA  15367

B    Timothy W. Weiss             Director

     George J. Wenzel             Regional Vice President
     3406 Shakespeare Drive
     Troy MI  48084

     J.D. Wiedmaier               Assistant Vice President
     3513 Riverstone Way
     Chesapeake, VA 23325

     Timothy J. Wilson            Vice President
     113 Farmview Place
     Venetia, PA 15367

B    Laura L. Wimberly            Vice President

H    Marshall D. Wingo            Director, Senior Vice President

L    Robert L. Winston            Director, Senior Vice President

     William R. Yost              Vice President
     9320 Overlook Trail
     Eden Prairie, MN 55347

     Janet M. Young               Regional Vice President
     1616 Vermont
     Houston, TX 77006

     Scott D. Zambon              Regional Vice President
     2887 Player Lane
     Tustin Ranch, CA 92782

-------------

L    Business Address, 333 South Hope Street, Los Angeles, CA 90071
LW Business Address, 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025
B    Business Address, 135 South State College Boulevard, Brea, CA 92821
S    Business Address, 3500 Wiseman Boulevard, San Antonio, TX 78230
H    Business Address, 5300 Robin Hood Road, Norfolk, VA 23513
I    Business Address, 8332 Woodfield Crossing Blvd., Indianapolis, IN 46240



(c) Name of Principal Underwriter: American Funds Distributors, Inc.; Net Underwriting Discounts and Commissions: Not Applicable.

Item 30.  Location of Accounts and Records

Exhibit 15(b) is hereby incorporated herein by reference.

Item 31.  Management Services

Not Applicable.

Item 32

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) Lincoln Life & Annuity Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Syracuse, and State of New York on this 1st day of June, 2000.

                                  Lincoln Life & Annuity Variable
                                  Annuity Account H (Registrant)

                                  By: Lincoln Life & Annuity Company of New York

                                  By: /s/     Joanne B. Collins
                                     -------------------------------------------
                                              Joanne B. Collins, President

                                  Lincoln Life & Annuity Company of New York
                                    (Depositor)

                                  By: /s/     Joanne B. Collins
                                     -------------------------------------------
                                              Joanne B. Collins, President


    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                               Title                         Date
              ---------                               -----                         ----
  /s/     Joanne B. Collins                  President, Treasurer and           June 1, 2000
---------------------------------------        Director (Principal
          Joanne B. Collins                    Executive Officer)


  /s/      Troy D. Panning                   Second Vice President and          June 1, 2000
---------------------------------------        Chief Financial Officer
           Troy D. Panning                     (Principal Financial Officer
                                               and Principal Accounting
                                               Officer)


---------------------------------------      Director                           June 1, 2000
            Roland C. Baker

  /s/     J. Patrick Barrett
---------------------------------------      Director                           June 1, 2000
          J. Patrick Barrett

  /s/     Thomas D. Bell, Jr.
---------------------------------------      Director                           June 1, 2000
          Thomas D. Bell, Jr.

              Signature                               Title                         Date
              ---------                               -----                         ----
  /s/       Robert D. Bond
---------------------------------------      Director                           June 1, 2000
            Robert D. Bond

  /s/        Jon A. Boscia
---------------------------------------      Director                           June 1, 2000
             Jon A. Boscia

  /s/        John H. Gotta
---------------------------------------      Director                           June 1, 2000
             John H. Gotta

  /s/     Barbara S. Kowalczyk
---------------------------------------      Director                           June 1, 2000
          Barbara S. Kowalczyk

  /s/     M. Leanne Lachman
---------------------------------------      Director                           June 1, 2000
          M. Leanne Lachman

  /s/      Louis G. Marcoccia
---------------------------------------      Director                           June 1, 2000
           Louis G. Marcoccia

  /s/      John M. Pietruski
---------------------------------------      Director                           June 1, 2000
           John M. Pietruski

  /s/    Lawrence T. Rowland
---------------------------------------      Director                           June 1, 2000
         Lawrence T. Rowland

  /s/     Richard C. Vaughan
---------------------------------------      Director                           June 1, 2000
          Richard C. Vaughan
